Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26856L103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons J.A. Cosmetics Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,422,098
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,422,098
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,422,098
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.2%
12	Type of Reporting Person CO

CUSIP No. 26856L103	Schedule 13G	Page 3 of 5

Explanatory Note

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G originally filed by J.A. Cosmetics Corp. with the United States Securities and Exchange Commission on February 13, 2017, (the “Original Filing”), solely for the purpose of correcting a computational error in the Original Filing.

ITEM 1.	(a) Name of Issuer:

e.l.f. Beauty, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

570 10th Street, Oakland, California 94607.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of J.A. Cosmetics Corp. (the “Reporting Person”).

(b) Address or Principal Business Office:

The business address of the Reporting Person is 1393 East 7th Street, Brooklyn, New York, 11230.

(c) Citizenship of each Reporting Person is:

The Reporting Person is incorporated in the state of New Jersey.

(d) Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number:

26856L103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2016, based upon 45,257,137 shares of Common Stock outstanding as of November 1, 2016.

(a) Amount beneficially owned:

The Reporting Person is the record holder of 6,422,098 shares of Common Stock. Joseph A. Shamah, Alan Shamah and Frank Pisani share voting, investment and dispositive power over the shares held by the Reporting Person, and as a result, each may be deemed to share beneficial ownership of the shares held of record by the Reporting Person. Each individual disclaims any such beneficial ownership.

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(b) Percent of class: 14.2%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,422,098

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,422,098

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 26856L103	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2017

J.A. COSMETICS CORP.

By:	/s/ Joseph A. Shamah
Name:	Joseph A. Shamah
Title:	Chief Executive Officer